Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

CTI BIOPHARMA CORP.

(Name of Subject Company (Issuer))

CLEOPATRA ACQUISITION CORP.

(Name of Filing Person — Offeror)

An indirect wholly owned subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Name of Filing Person — Parent of Offeror)

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$1,765,543,042.90	0.00011020	$194,562.84

Fees Previously Paid	$ 0		$ 0

Total Transaction Valuation	$1,765,543,042.90

Total Fees Due for Filing			$194,562.84

Total Fees Previously Paid			$ 0

Total Fee Offsets			$ 0

Net Fee Due			$194,562.84

*

Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by adding (i) 131,880,176, the number of outstanding shares of CTI BioPharma Corp. (“CTI BioPharma”) common stock, par value $0.001 per share (“Common Stock”) multiplied by $9.10 (the “Offer Price”), (ii) 25,496,529, the number of shares of Common Stock issuable pursuant to CTI BioPharma stock options to purchase shares of Common Stock granted and outstanding under CTI BioPharma’s equity plans, multiplied by the Offer Price, (iii) 169,014 shares of Common Stock subject to issuance upon exercise of CTI BioPharma’s warrants, multiplied by the Offer Price, (iv) 3,047 outstanding shares of Series X Preferred Stock of CTI BioPharma multiplied by $91,000, and (v) 600 outstanding shares of Series X1 Preferred Stock of CTI BioPharma multiplied by $91,000. The foregoing share figures have been provided by CTI BioPharma to the offerors and are as of May 22, 2023, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.00011020.